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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   October 29, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

  RYSMF A Nevada Gold-Silver Resource Company

for immediate release

SPARKS, NEVADA, October 29, 2003, Royal Standard Minerals Inc.

Royal Standard Minerals Inc.("RSM") is a Reno, Nevada-based natural resources company concentrating on district scale gold-silver exploration and development programs. Nevada is the leading US gold producing state and ranks 3-4 in the world in gold production. The Company has 100% interest in five (5) advanced and exploration-stage projects in four (4) long productive gold-silver mining districts. RSM’s technical management has a cumulative 100+ years of experience in the exploration and development of mineral deposits. The bulk of that experience has been in the exploration and development of gold deposits.

A recent article in the Wall Street Journal, "Gold Rush Shows Metal Keeps Luster"(8/22/03), indicated that "gold prices have appreciated more than 45% to more than $365 per ounce (current price is $382 per ounce) from a 22 year low and gold shares, a proxy for gold, are up 53% or nearly 10 times the rise in the S&P 500 stock index. Gold has run due to market fundamentals to include receding gold supplies, geopolitical uncertainties, low inflation rate, financial market volatility, suspicions that China will convert more of its rising foreign exchange to gold and mining industry considerations. This is occurring in situation where central banks led by the US are cutting interest rates, printing money and weakening their currencies to get the economies going. Gold is a value play at a time when other assets especially currencies are being debased. As a result investors in the know believe that gold mining shares-stocks represent the only market place where investors can see making 10 times their money over the next five to six years. Bullish forecasts for gold will exceed $375-$400 per ounce next year and could go considerably higher over the next several years."

Roland Larsen, CEO indicates that the Company is well positioned and represents an opportunity because of his belief that:

  RYSMF’s common shares are considered to be undervalued when compared to its peers in the industry the valuation is expected to improve as the Company proceeds with its plans in Nevada the current projects include assets that could lead to consistent corporate growth during this latest gold bull market, it is well financed, institutional support to include about 20% of the Company held by RAB Capital, JP Morgan-Fleming and Societe Generale, its projects are located in a stable political and well developed infrastructure environment, offer a very favorable operating situation for gold mine development.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com